Filed pursuant to Rule 424(b)(3)

Registration No. 333-219127

BLACKSTONE / GSO FLOATING RATE ENHANCED INCOME FUND

Supplement No. 1, dated March 8, 2021, to the

Prospectus, dated January 27, 2021 (the “Prospectus”),

for Common Shares of Beneficial Interest

New Risk Factor in Prospectus Related to European Union Sustainable Finance Disclosure Regulation (“SFDR”)

The following risk factor is inserted after “Non-Diversification Risk” in the “Prospectus Summary—Risks” section of the Prospectus:

Sustainability Risks. The European Union Sustainable Finance Disclosure Regulation (“SFDR”) defines “sustainability risks” as environmental, social or governance events or conditions that, if they occur, could cause an actual or a potential material negative impact on the value of an investment. Blackstone, the Adviser, the Fund, the issuers in which the Fund invests, and other parties, such as service providers or Fund counterparties, may be negatively affected by sustainability risks. If appropriate for an investment, the Adviser may conduct sustainability risk-related due diligence and/or take steps to mitigate sustainability risks and preserve the value of the investment; however, there can be no assurance that all such risks will be mitigated in whole or in part, nor identified prior to the date the risk materializes. Blackstone, the Adviser, the Fund, the issuers in which the Fund invests, and other parties may maintain insurance to protect against certain sustainability risks, where available on reasonable commercial terms, although such insurance is subject to customary deductibles and coverage limits and may not be sufficient to recoup all losses. Sustainability risks may therefore adversely affect the performance of the Fund and its investments.

The following risk factor is inserted after “Non-Diversification Risk” in the “Risks” section of the Prospectus:

Sustainability Risks

The SFDR defines “sustainability risks” as environmental, social or governance events or conditions that, if they occur, could cause an actual or a potential material negative impact on the value of an investment. Blackstone, the Adviser, the Fund, the issuers in which the Fund invests, and other parties, such as service providers or Fund counterparties, may be negatively affected by sustainability risks. If appropriate for an investment, the Adviser may conduct sustainability risk-related due diligence and/or take steps to mitigate sustainability risks and preserve the value of the investment; however, there can be no assurance that all such risks will be mitigated in whole or in part, nor identified prior to the date the risk materializes. Blackstone, the Adviser, the Fund, the issuers in which the Fund invests, and other parties may maintain insurance to protect against certain sustainability risks, where available on reasonable commercial terms, although such insurance is subject to customary deductibles and coverage limits and may not be sufficient to recoup all losses. Sustainability risks may therefore adversely affect the performance of the Fund and its investments.

New Disclosure Related to SFDR in Appendix A to Prospectus

Appendix A to the Prospectus is deleted in its entirety and replaced with the following text:

APPENDIX A

FOREIGN OFFERING LEGENDS

Distribution in the European Economic Area

In relation to each member state of the European Economic Area (“EEA”) (each a “Member State”) which has implemented Alternative Investment Fund Managers Directive (Directive (2011/61/EU)) (the “AIFMD”) (and for which transitional arrangements are not/ no longer available), this prospectus may only be distributed and Common Shares may only be offered or placed in a Member State to the extent that: (1) the Fund is permitted to be marketed to professional investors in the relevant Member State in accordance with AIFMD (as implemented into the local law/regulation of the relevant Member State); or (2) this prospectus may otherwise be lawfully distributed and the Common Shares may otherwise be lawfully offered or placed in that Member State (including at the initiative of the investor).

In relation to each Member State of the EEA which, at the date of this prospectus, has not implemented AIFMD, this prospectus may only be distributed and Common Shares may only be offered or placed to the extent that this prospectus may be lawfully distributed and the Common Shares may lawfully be offered or placed in that Member State (including at the initiative of the investor).

No key information document has been prepared in respect of the Common Shares in accordance with Regulation (EU) No 1286/2014 on key information documents for packaged retail and insurance-based investment products (PRIIPs). Accordingly, Common Shares are not available to, and no person may advise on, offer or sell Common Shares for or to, any retail client (as defined in EU Directive 2014/65/EU on markets in financial instruments) in the EEA.

The European Union Sustainable Finance Disclosure Regulation (“SFDR”) defines “sustainability risks” as environmental, social or governance events or conditions that, if they occur, could cause an actual or a potential material negative impact on the value of the investment. The Adviser has integrated sustainability risks, as a sub-set of risks generally that could cause an actual or potential material negative impact on the value of an investment, as part of its investment decision-making process for the Fund. If appropriate for an investment, the Adviser may conduct sustainability risk-related due diligence and/or take steps to mitigate sustainability risks and preserve the value of the investment. Further information on the manner in which sustainability risks are integrated into investment decisions, including any relevant policies, is available to investors at the registered office of the Adviser. The Fund may be exposed to certain potential sustainability risks as, amongst others, reflected in “Risk Factors—Sustainability Risks.” Notwithstanding the foregoing, sustainability risks will not be relevant to certain non-core activities undertaken by the Fund (for example, hedging).

As of the date hereof, the portfolio of the Fund is comprised of different investments that may change over time as a result of specific investment decisions made and accordingly the identification and assessments of risks, including sustainability risks, will take place on an investment-by-investment basis as noted above. The Adviser’s assessment is that integration of sustainability risks in investment decisions, combined with a diversified portfolio appropriate for the Fund in light of its investment objective and strategy, should help mitigate the potential material negative impact of sustainability risks on the returns of the Fund, although there can be no assurance that all such risks will be mitigated in whole or in part, nor identified prior to the date the risk materializes.

No consideration of sustainability adverse impacts. At present, the Adviser does not, within the meaning of Article 4(1)(a) of the SFDR, consider the adverse impacts of its investment decisions on sustainability factors. The Adviser does not currently do so because, among other reasons, the Regulatory Technical Standards which set forth the final “principal adverse impacts” and the corresponding mandatory reporting template have not yet been adopted by European legislators, which is expected to limit the availability of investment-level data required for voluntary compliance with Article 4(1)(a). The Adviser’s position on this matter will be reviewed at least annually, and Blackstone will continue to actively invest in systems and procedures which will enable us, over time, to gather more granular data on the impacts of investment on sustainability factors. As a firm, Blackstone will also continue its focus on creating long-term value for our investors, the companies and properties in which we invest, and the communities where we live and work. As one example of Blackstone’s corporate sustainability initiatives, Blackstone has established an Emissions Reduction Program, which has a goal of reducing carbon emissions by 15% within the first three years of ownership across all new investments where Blackstone controls the energy usage. Blackstone has also set a Board Diversity target of at least one-third diverse representation on portfolio company boards for new control investments in the United States and Europe, and established a Career Pathways Initiative to create opportunities for people from under-resourced communities at Blackstone portfolio companies.

In addition, the following restrictions apply to the distribution of this prospectus:

United Kingdom

In the United Kingdom, this prospectus may only be distributed and Common Shares may only be offered or placed to the extent that: (1) the Fund is permitted to be marketed to professional investors in the United Kingdom in accordance with Alternative Investment Fund Managers Directive (Directive (2011/61/EU) (as retained and transposed into the local law/regulation in the United Kingdom) (the “UK AIFMD”); or (2) this prospectus may otherwise be lawfully distributed and the Common Shares may otherwise be lawfully offered or placed in the United Kingdom (including at the initiative of the investor).

No key information document has been prepared in respect of the Common Shares in accordance with Regulation (EU) No 1286/2014 on key information documents for packaged retail and insurance-based investment products (as retained and transposed into the local law/regulation in the United Kingdom) (“UK PRIIPs”). Accordingly, Common Shares are not available to, and no person may advise on, offer or sell Common Shares for or to, any investor that is not a professional investor in the UK.

This prospectus is being issued in the United Kingdom by the Adviser to and/or is directed only at persons who are professional investors for the purposes of the Alternative Investment Fund Managers Regulations 2013 and is accordingly exempt from the financial promotion restriction in Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) in accordance with regulation 29(3) of the FSMA (Financial Promotions) Order 2005.

The opportunity to invest in the Fund is only available to such persons in the United Kingdom and this prospectus must not be relied or acted upon by any other persons in the United Kingdom.

Luxembourg

In Luxembourg, the Common Shares may only be marketed to professional investors (as defined in Directive 2014/65/EU of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments). The Adviser has notified its intention to market Common Shares in Luxembourg to the Commission de Surveillance du Secteur Financier (“CSSF”) in accordance with Article 45 of the Luxembourg Law of 15 July 2014 on alternative investment fund managers.

The sale of Common Shares has not been authorized by the CSSF and, accordingly, the Common Shares have not been and may not be offered directly or indirectly, to the public in or from Luxembourg, and further they may not be offered in Luxembourg outside the scope of the exemptions provided for in the Luxembourg Law of 10 July 2005 on prospectuses for securities, as amended.

Distribution in Switzerland

The Fund has not been approved by the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 120 of the Swiss Collective Investment Schemes Act of June 23, 2006 (“CISA”). Consequently, the Common Shares may not be distributed in or from Switzerland to non-qualified investors within the meaning of the CISA or otherwise in any manner that would constitute a public offering within the meaning of the Swiss Code of Obligations (“CO”). The Common Shares will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. The prospectus and SAI have been prepared without regard to the disclosure standards for issuance prospectuses under the CISA, Article 652a or 1156 CO or the listing rules of SIX or any other exchange or regulated trading facility in Switzerland and therefore do not constitute a prospectus within the meaning of the CISA, Article 652a or 1156 CO or the listing rules of SIX or any other exchange or regulated trading facility in Switzerland. The Common Shares may not be publicly offered (as such term is defined in the CO) in Switzerland and may only be distributed in or from Switzerland to qualified investors (as such term is defined by the CISA and its implementing ordinance). Neither the prospectus nor the SAI nor any other offering or marketing material relating to the Fund or the Common Shares may be distributed to non-qualified investors within the meaning of the CISA in or from Switzerland or made available in Switzerland in any manner which would constitute a public offering within the meaning of the CO and all other applicable laws and regulations in Switzerland. Neither the prospectus nor the SAI nor any other offering or marketing material relating to the Fund or the Common Shares have been or will be filed with, or approved by, any Swiss regulatory authority. The investor protection afforded to investors of common shares in collective investment schemes under the CISA does not extend to acquirers of the Common Shares.

Distribution in Latin America

Argentina

This prospectus does not constitute an invitation to buy or a solicitation of an offer to sell securities or any other products or services in Argentina and Common Shares are not and will not be offered or sold in Argentina, in compliance with Section no. 310 of the Argentine Criminal Code, except in circumstances that do not constitute a public offering or distribution under Argentinean laws and regulations. No application has been or will be made with the Argentine Comisión Nacional de Valores, the Argentine securities governmental authority, to publicly offer the Fund or the Common Shares thereof in Argentina. Documents relating to this offering are being supplied or made available only to those investors who have expressly requested them in Argentina or used in connection with an offer to sell or a solicitation of an offer to buy in Argentina except in circumstances that do not constitute a public offering or distribution under Argentinean laws and regulations. They are strictly confidential and may not be distributed to any legal or natural person or entity other than the intended recipients thereof.

Brazil

The Common Shares have not been and will not be issued nor publicly placed, distributed, offered or negotiated in the Brazilian capital markets and, as a result, have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM). Any public offering or distribution, as defined under Brazilian laws and regulations, of the Common Shares in Brazil is not legal without prior registration under law 6,385/76, and CVM instruction 400/03, each as amended. The prospectus relating to the offering of the Common Shares, as well as information contained therein, may not be supplied to the public in Brazil (as the offering of the Common Shares is not a public offering of securities in Brazil), nor be used in connection with any offer for subscription or sale of the Common Shares to the public in Brazil. Therefore, each of the purchasers has represented, warranted and agreed that it has not offered or sold, and will not offer or sell, the Common Shares in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation. Persons wishing to offer or acquire the Common Shares within Brazil should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

Chile

The information in this prospectus is related to securities not registered in the Chilean Securities Registry or the Chilean Foreign Securities Registry of the Superintendence of Securities and Insurance (“SVS”), and therefore are not subject to supervision by the SVS. As being unregistered securities in Chile, there is no obligation for the Fund to deliver in Chile public information about these securities. The securities cannot be subject to public offering until they are registered in the appropriate registry. The Common Shares described herein will only be offered and sold in Chile pursuant to applicable private placement exemptions to “Qualified Investors” under the SVS.

El Salvador

This prospectus has been produced for the purpose of providing information about the Common Shares. This prospectus is made available on the condition that it is for the use only by the recipient and may not be passed on to any other person or be reproduced in any part. The Common Shares have not been and will not be offered in the course of a public offering or of equivalent marketing in El Salvador and therefore, the provisions of the Stock Market Law of 1994 (Ley del Mercado de Valores) as amended, relating to registration requirements and to prospectus requirements do not apply. The Common Shares have thus neither been registered for public distribution in El Salvador with the Stock Superintendency nor been the subject matter of a prospectus compliant with the Stock Market Law. Any subscription application by any person other than the initial recipient of the prospectus will be rejected.

Guatemala

This prospectus, the Fund, and the securities described hereunder are governed by the laws of the United States and are not governed by the laws of the Republic of Guatemala, Guatemalan banking regulations, and is not subject to the jurisdiction of Guatemalan bank authorities. This prospectus is targeted exclusively to the addressee; no mass media has been used to advertise it. It does not constitute an offer pursuant to Article 1521 of the Guatemalan Civil Code. By receiving this document, the addressee accepts that if he/she/it is interested in acquiring Common Shares it must approach the Fund in its domicile and provide in such jurisdiction the consideration described hereunder. Prior to any investment decision, each prospective investor should (i) carefully read and assess this prospectus; (ii) consult with his/her/its own counsel and advisors as to all legal, tax, regulatory, financial and related matters concerning an investment in the Fund and its inherited risk; and (iii) consider and assess the tax implication of the investment in his/her/its jurisdiction.

Mexico

The offering of Common Shares made pursuant to this prospectus does not constitute a public offering of securities under Mexican law and therefore is not subject to obtaining the prior authorization of the Mexican National Banking and Securities Commission or the registration of Common Shares with the Mexican National Registry of Securities. The Common Shares described herein will only be offered and sold in Mexico pursuant to applicable private placement exemptions to “Institutional Investors” or “Qualified Investors” under the Mexican Securities Market Law.

Panama

These Common Shares have not been and will not be registered with the Superintendency of Capital Markets of the Republic of Panama under Decree Law n°1 of July 8, 1999 (the “Panamanian Securities Act”) and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Act. These Common Shares do not benefit from the tax incentives provided by the Panamanian Securities Act and are not subject to regulation or supervision by the Superintendency of Capital Markets of the Republic of Panama.

Peru

The Common Shares and the information contained in this prospectus are not being marketed or publicly offered in Peru and will not be distributed or caused to be distributed to the general public in Peru. The Common Shares and the information contained herein have not been and will not be confirmed, approved or in any way submitted to the Peruvian Securities and Exchange Commission—Superintendencia del Mercado de Valores (“SMV”)—nor have they been registered under the Peruvian Securities Market Law (“Ley del Mercado de Valores”, whose single revised text was approved by Supreme Decree no. 093-2002-ef). Notwithstanding the foregoing, the Common Shares and the information contained herein may be submitted and registered with Peruvian Pension Funds -Administradoras Privadas de Fondos de Pensiones (AFP)-, as required by Superintendence of Banking, Insurance and Pension Funds -Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones (SBS)—as a result of private offerings of the Common Shares addressed to certain institutional investors in accordance with Peruvian regulations.

Uruguay

In Uruguay the Common Shares are being placed relying on a private placement (“Oferta Privada”) pursuant to Section 2 of Law 18, 627. The Common Shares are not and will not be registered with the Financial Services Superintendence of the Central Bank of Uruguay to be publicly offered in Uruguay. This Fund is not constituted under Law nr. 16.774 and will not be registered with the Central Bank of Uruguay. The Common Shares correspond to investment funds that are not investment funds regulated by Uruguayan Law 16,774 dated 27 September 1996, as amended.

Venezuela

Under the laws of the República Bolivariana de Venezuela (“Venezuela”), no public offer of the securities described in this prospectus may take place in Venezuela without the prior due authorisations under capital markets and exchange control regulations in effect in Venezuela. This prospectus may not be publicly distributed within the territory of Venezuela. The private offer and/or the public offer of the securities described in this prospectus within the territory of Venezuela is subject to exchange control regulations in effect in Venezuela.

Distribution in Israel

The offering under this prospectus does not constitute an “offer to the public” within the meaning of Section 15(a) of the Israeli Securities Law 5728-1968, and investors in the Common Shares will not be able to rely on such securities law in many matters related to or deriving from this prospectus and/or their investment in the Fund. Accordingly, each Israeli purchaser of the Common Shares will be required to make certain representations and undertake that it is purchasing the Common Shares for investment purposes only, with no intention to sell or distribute them.

The Adviser is not registered nor intends to register as an investment adviser or an investment portfolio manager under the Israeli Regulation of Investment Advice and Investment Portfolio Management Law, 5755-1995 (the “Investment Law”). Furthermore, these Common Shares are not being offered by a licensed marketer of securities pursuant to the Investment Law. Therefore, all Israeli investors will be required to be “qualified clients” within the meaning of the Investment Law.

Distribution in Hong Kong

The foregoing document is not an offer to sell any Securities other than: (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFC”) and any rules made under that Ordinance; or (ii) in other circumstances that do not constitute an invitation to the public for the purposes of the SFO. By the issue and possession of this document, The Blackstone Group (HK) Limited has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Securities, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as referred to above. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer and should obtain independent professional advice in relation to any of the contents of this document.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

Please retain this supplement for future reference.